United States securities and exchange commission logo





                           April 13, 2021

       Steven Shum
       Chief Executive Officer
       INVO Bioscience, Inc.
       5582 Broadcast Court
       Sarasota, FL 34240

                                                        Re: INVO Bioscience,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 7, 2021
                                                            File No. 333-255096

       Dear Mr. Shum:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Greg Carney, Esq.